A.G.P./Alliance Global Partners
590 Madison Avenue, 28th Floor
New York, New York 10004

August 9, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Athersys, Inc. (the “Company”)
Registration Statement on Form S-1, as amended (File No. 333-273256) Request for Acceleration
Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the United States Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), A.G.P./Alliance Global Partners, as sole placement agent of the offering (the “Placement Agent”), hereby joins the request of the Company that the effective date of the Company’s Registration Statement on Form S-1, as amended (File No. 333-273256), be accelerated so as to permit it to become effective on Friday, August 11, 2023, at 4:00 p.m. (Eastern Time), or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that copies of the Preliminary Prospectus, dated August 7, 2023, are expected to be distributed to prospective dealers, institutional investors, retail investors and others as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.
The Placement Agent is aware of its obligations under, and confirm that it is complying with, the provisions of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, including the delivery requirement contained in such Rule, in connection with the above-referenced issued.

Very truly yours,

A.G.P./Alliance Global Partners

By:	/s/ Thomas J. Higgins
Name:	Thomas J. Higgins
Title:	Managing Director

cc:	Leslie Marlow, Esq., Blank Rome LLP
Patrick J. Egan, Esq., Blank Rome LLP